UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  July, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ): 04.032.433/0001 -80
Company Registry: NIRE 33300275410
Publicly Held Company

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF
JULY 27, 2006

As Secretary of the Board of Directors’ meeting, held on this date, I HEREBY ATTEST that item 4 of the agenda, “Corporate Action: changes in the membership of the Executive Board and Board of Directors”, the minutes of Contax Participações S/A’s Board of Directors’ meeting, held on July 27, 2006, at 10:30 am, at the Company’s headquarters, located at Rua do Passeio, 48 to 56, Centro, City and state of Rio de Janeiro, has the following wording:

“As to item 4 of this Agenda, the Board of Directors has received two letters of resignation, both dated July 17, 2006, from Mr. Humberto Aparecido Bortoletto, resigning as Director Without Portfolio of the Company and its subsidiary, TNL Contax S/A. All members congratulated Mr. Bortoletto on his excellent work and dedication. As a consequence of Mr. Bortoletto’s resignation, the members of the Board appointed Mrs. Rosangela Maria de Oliveira Lutti, Brazilian, single, Social Worker, holder of ID card (RG) 6400285-8, issued by SSP/SP, and inscribed in the Individual Roll of Taxpayers (CPF/MF) under no. 760.336.518 -04, with offices at Rua do Passeio, 56, 16° andar, Centro, City and State of Rio de Janeiro, as Director Without Portfolio with a term-of-office extending to the first Board of Directors’ Meeting following the General Shareholders’ Meeting of 2009. Mrs. Rosangela Maria de Oliveira Lutti signed the respective Instrument of Investiture, on the present date, and declared that she has not committed any crime preventing her from occupying said position, pursuant to article 35, subparagraph II of Law 8.934/94. Concerning the change in the membership of the Board of Directors, the members (i) received and accepted the resignation of Mr. Eduardo de Almeida Santos, as of July 24, 2006, from his position as alternate member of the Board of Directors, said post to remain vacant until a subsequent resolution; and (ii) appointed Mr. Antonio Henrique Pinheiro Silveira, Brazilian, married, economist, holder of ID Card (RG) 114.703.65 -51, issued by SSP/BA. and inscribed in the Individual Roll of Taxpayers (CPF/MF) under no. 010.394.107 -07, with offices at Esplanada dos Ministérios, Bloco K, Brasília, Distrito Federal., as the alternate member for Mr. Eduardo Klingelhoefer de Sá, with a term of office extending until the General Shareholders’ Meeting of 2009 and pursuant to article 150 of Law 6.404/76. The new member declared that he had not committed any crime preventing him from occupying said position, pursuant to article 35, subparagraph II of Law 8.934/94. and effected the declaration according to paragraph 4° of article 147 of Law 6.404/76. ”

The majority of the members of the Board of Directors attended the meeting and have duly signed below): Ronaldo Iabrudi dos Santos Pereira; Otavio Marques de Azevedo; Marcelo Cunha Ribeiro (alternate); Luiz Eduardo Falco Pires Corrêa; José Luís Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento.

Rio de Janeiro, July 27, 2006.

Luciene Sherique
Secretary

EXTRACT OF THE MINUTES OF THE OF DIRECTORS’ MEETING OF JULY 27, 2006
July 27, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.